UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-32702

Almaden Minerals Ltd.
(Translation of registrant's name into English)

Suite 210 - 1333 Johnston Street, Vancouver V6H 3R9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Almaden Minerals Ltd.
(Registrant)

Date: March 10, 2025	/s/ DOUGLAS MCDONALD
Douglas McDonald
Executive Vice President

EXHIBIT INDEX

Exhibit Number	Description

99.1	Material Change Report